OMB APPROVAL
OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Concorde Career Colleges, Inc. (Name of Issuer)

Common Stock, $.10 par value per share (Title of Class of Securities)

20651H 10 2 (CUSIP Number)

John B. Watkins, Esq. (410) 986-2820 Wilmer, Cutler & Pickering, 100 Light Street, Baltimore, MD 21202 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 20651H 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward L. Cahill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	x

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 1,286,765

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,286,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 20651H 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David L. Warnock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	x

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially Owned by Each Reporting Person With
		7.	Sole Voting Power 13,333

		8.	Shared Voting Power 1,286,765

		9.	Sole Dispositive Power 13,333

		10.	Shared Dispositive Power 1,286,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,098

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 20651H 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald W. Hughes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	x

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Bene- ficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 1,286,765

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,286,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 20651H 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cahill, Warnock Strategic Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	x

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Bene- ficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 1,286,765

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,286,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 20651H 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cahill, Warnock Strategic Partners Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	x

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Bene- ficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 1,286,765

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,286,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 20651H 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Strategic Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	x

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Bene- ficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 1,286,765

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,286,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.1%

14.	Type of Reporting Person (See Instructions) PN

Item 2. Identity and Background

     This Schedule 13D Amendment No. 3 (“Amendment No. 3”) is an amendment to the Schedule 13D filed March 7, 1997 (the “Original 13D”), the Schedule 13D Amendment No. 1 filed March 28, 1997 (“Amendment No. 1”), and the Schedule 13D Amendment No. 2 filed July 7, 1998 (“Amendment No. 2” and together with Amendment No. 1, “Prior Amendments”) that were filed with the Securities and Exchange Commission (“SEC”) on behalf of Cahill, Warnock Strategic Partners Fund, L.P. (“Strategic Partners Fund”), Cahill, Warnock Strategic Partners, L.P. (“Strategic Partners”), Strategic Associates, L.P. (“Strategic Associates”), Cahill, Warnock & Company, LLC (“Cahill, Warnock & Co.”), Edward L. Cahill (“Cahill”) and David L. Warnock (“Warnock”).

     Cahill, Warnock & Co. is no longer a reporting person as a result of its withdrawal as Strategic Associates’ general partner after Amendment No.2 and prior to February 10, 2003. Strategic Partners is now, and was prior to February 10, 2003, the sole general partner of Strategic Partners Fund and Strategic Associates. Donald W. Hughes became a general partner of Strategic Partners after Amendment No. 2 and prior to February 10, 2003.

     Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Hughes and Warnock are sometimes referred to collectively herein as the “Reporting Persons.” Concorde Career Colleges, Inc., a Delaware corporation, is referred to herein as the “Issuer.”

     The information contained in this Amendment No. 3 amends and supplements the information previously disclosed in the Original 13D as amended and supplemented by Prior Amendments with respect to Items 2, 4, 5, 6 and 7. All other information previously disclosed in the Original 13D as amended and supplemented by Prior Amendments remains accurate. Capitalized terms not defined in this Amendment No. 3 shall have their respective meanings as set forth in the Original 13D and Prior Amendments.

Item 4. Purpose of Transaction

     On November 22, 2001, Issuer effected a 1-for-2 reverse stock split that reduced the number of shares of Issuer’s Common Stock into which the Fund Warrants and Associates Warrants (each as defined below) were exercisable to 1,219,210 and 67,555 shares, respectively.

     Issuer entered into a Conversion and Exchange Agreement (incorporated by reference hereto as Exhibit 4 to this Schedule 13D) with Strategic Partners Fund and Strategic Associates (collectively, the “Funds”) on November 25, 2002, which provides in part, that upon the second business day following the effectiveness of a registration statement on Form S-3 (the “Conversion Date”), (i) the Strategic Partners Fund would exchange 50,414 shares of Class B Voting Convertible Preferred Stock (“Class B Preferred Stock”) for 504,140 shares of the Issuer’s Common Stock, (ii) Strategic Associates would exchange 2,895 shares of Class B Preferred Stock for 28,950 shares of the Issuer’s Common Stock, and (iii) Issuer would pay to the Funds an amount that is equal to $4.08 per share of the Class B Preferred Stock beneficially owned by each of the Funds on the Conversion Date, which, notwithstanding anything to the contrary in the certificate of designation of the Issuer, would constitute all dividend payments owed to the Funds through the years ended December 31, 2002 and December 31, 2003 (collectively, the “Conversion”). A registration statement on Form S-3 (the “Registration Statement”) relating to the resale of certain shares of the Company’s common stock (the “Shares”) was declared effective by the Securities and Exchange Commission on February 5, 2003 (incorporated by reference hereto as Exhibit 5 to this Schedule 13D). Pursuant to the Conversion and Exchange Agreement, the Conversion Date was February 7, 2003.

     On February 10, 2003, the Funds sold 783,090 shares of Common Stock (listed on NASDAQ SmallCap Market) through a broker transaction at a sale price of $12.25 per share (the “Sale”). Strategic Partners Fund and Strategic Associates sold 741,015 and 42,075 shares of Common Stock, respectively. The Sale included all of the 533,090 shares of Common Stock issued to the Funds upon the Conversion and 250,000 shares of Common Stock held by the Funds prior to the Conversion Date.

Item 5. Interest in Securities of the Issuer

     Upon giving effect to the Conversion and the Sale, Strategic Partners Fund is the record owner of warrants (the “Fund Warrants”) to purchase up to 1,219,210 shares of the Issuer’s Common Stock (the “Fund Warrant Shares”) at an exercise price of $2.72 per share. The Fund Warrants became exercisable on August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003.

     Upon giving effect to the Conversion and the Sale, Strategic Associates is the record owner of warrants (the “Associates Warrants”) to purchase up to 67,555 shares of the Issuer’s Common Stock (the “Associates Warrant Shares”) at an exercise price of $2.72 per share. The Associates Warrants became exercisable on August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003. The Fund Warrant Shares and the Associates Warrant Shares are sometimes referred to herein collectively as the “Concorde Shares.” Strategic Associates disclaims beneficial ownership of the Fund Warrant Shares.

     Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Concorde Shares held by the other. Strategic Partners Fund disclaims beneficial ownership of the Associates Warrant Shares. As the sole general partner of Strategic Partners Fund and Strategic Associates, Strategic Partners may be deemed to own beneficially the Concorde Shares. As the individual general partners of Strategic Partners, Cahill, Warnock, and Hughes may be deemed to own beneficially the Concorde Shares. Strategic Partners, Cahill, Warnock and Hughes each disclaim beneficial ownership of the Concorde Shares, except with respect to their respective pecuniary interests therein.

     David L. Warnock, a director of the Issuer, is the beneficial owner of options to purchase 13,333 shares of the Issuer’s Common Stock (the “Options”). Strategic Partners Fund, Strategic Associates, Strategic Partners, Cahill and Hughes each disclaim beneficial ownership of the Options.

     Each of the Reporting Persons (except David L. Warnock, whose calculation includes an additional 13,333 shares issuable upon exercise of the Options) may be deemed to own beneficially 22.1% of the Issuer’s Common Stock, which percentage is based upon the Registration Statement’s calculation of the aggregate ownership percentage of the Funds after giving effect to the Sale. Such calculation in the Registration Statement reflected the Funds beneficial ownership after the Sale as 1,219,210 and 67,555 shares of Common Stock issuable upon exercise of the Fund Warrants and the Associates Warrants, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Funds are parties to a certain Amended and Restated Stockholders’ Agreement dated as of December 4, 2002, with the Issuer, Jack L. Brozman, and The Estate of Robert F. Brozman (the “Stockholders Agreement” incorporated by reference hereto as Exhibit 6 to this Schedule 13D). Pursuant to the Stockholders Agreement, the parties thereto, including the Funds, are subject to certain transfer restrictions, agree to vote securities held by them in favor of each other’s nominees to the Issuer’s Board of Directors and agree to provide each other with certain “tag along” rights in the event of certain sales of the Issuer’s securities by any one of them. The parties to the Stockholders Agreement other than the Funds own beneficially in the aggregate 1,508,525 shares of the Issuer’s Common Stock (the “Agreement Shares”). The calculation of beneficial ownership percentages by the Reporting Persons do not include any of the Agreement Shares. Each of the Reporting Persons disclaims beneficial ownership of all the Agreement Shares and disclaims that they are members of a group with respect to Jack L. Brozman and the Estate of Robert F. Brozman pursuant to the Stockholders Agreement.

Item 7. Material to Be Filed as Exhibits

     Exhibit 1 — Agreement regarding Joint Filing of Schedule 13D Amendment No. 3.

     Exhibit 2 — Power of Attorney (David L. Warnock)

     Exhibit 3 — Power of Attorney (Edward L. Cahill)

     Exhibit 4 — Conversion and Exchange Agreement incorporated by reference to Exhibit 4.8 from the Issuer’s Registration Statement on Form S-3 (SEC File No. 333-102322) filed by the Issuer with the Securities and Exchange Commission on January 2, 2003.

     Exhibit 5 — Registration Statement on Form S-3 incorporated by reference as filed by the Issuer on January 2, 2003 (SEC File No. 333-102322).

     Exhibit 6 — Stockholders Agreement incorporated by reference to Exhibit 4.7 from the Issuer’s Registration Statement on Form S-3 (SEC File No. 333-102322) filed by the Issuer on January 2, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2003

Cahill, Warnock Strategic Partners Fund, L.P.

By: Cahill, Warnock Strategic Partners, L.P., its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes Title: Secretary

Cahill, Warnock Strategic Partners, L.P.

/s/ Donald W. Hughes Name: Donald W. Hughes Title: Secretary and General Partner

Strategic Associates, L.P.

By: Cahill, Warnock Strategic Partners, L.P., its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes Title: Secretary

Edward L. Cahill

* Name: Edward L. Cahill

David L. Warnock

* Name: David L. Warnock

Donald W. Hughes

/s/ Donald W. Hughes Name: Donald W. Hughes

*/s/ Donald W. Hughes, as Attorney-in-Fact